SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                       Children's Broadcasting Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   168755-20-5
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                                 (CUSIP Number)

                               Jill J. Theis, Esq.
                       Children's Broadcasting Corporation
                            5501 Excelsior Boulevard
                              Minneapolis, MN 55416
                                 (612) 925-8840
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




---------------------------
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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



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CUSIP No.  168755-20-5                                                    13D                             Page  2  of 3  Pages
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
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Christopher T. Dahl

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                           (a) [ ]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          P/F
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
          2(E)                                                                                                                  [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                              7        SOLE VOTING POWER

                                       1,048,382
         NUMBER OF       -----------------------------------------------------------------------------------------------------------
           SHARES             8        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     22,500
            EACH         -----------------------------------------------------------------------------------------------------------
         REPORTING            9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                       1,048,382
                         -----------------------------------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       22,500
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,070,882
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.8%
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14        TYPE OF REPORTING PERSON*

          IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Reporting Person hereby amends his statements on this Schedule 13D originally filed on January 10, 1997, as amended on October 23, 1998, December 3, 1998 and April 14, 1999 with respect to his beneficial ownership of shares of Common Stock, par value $.02 per share, of Children's Broadcasting Corporation, a Minnesota corporation (the "Issuer"). Items 1, 3 and 5 of this Schedule 13D are hereby amended as follows:


Item 1:           Security and Issuer

         The Name of the Issuer is Children's Broadcasting Corporation and the address of its principal office is 5501 Excelsior Boulevard, Minneapolis, Minnesota 55416. The title of the class of equity security to which this statement relates is Common Stock.

Item 3:           Source and Amount of Funds or Other Consideration

         The Reporting Person purchased shares of Common Stock on the open market using personal funds.

Item 5:           Interest in Securities of the Issuer

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 1,070,882 shares of Common Stock constituting approximately 15.8% of outstanding Common Stock of the Issuer.

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,048,382 shares of Common Stock of the Issuer reported herein. The Reporting Person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 22,500 shares of Common Stock of the Issuer reported herein.

         (c) On April 5, 1999, the Reporting Person purchased 10,000 shares on the open market using personal funds at $1.69 per share and 10,000 shares on the open market using personal funds at $1.72 per share. On June 25, 1999, the Reporting Person purchased 50,000 shares on the open market using personal funds at $2.00 per share.

         (d)      Not applicable.

         (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1999
                                        /s/ Christopher T. Dahl
                                        ---------------------------------------
                                        Christopher T. Dahl
                                        Chairman of the Board, President and
                                        Chief Executive Officer of Children's
                                        Broadcasting Corporation


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